February 5, 2010

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549–4628

Re:	Harry Winston Diamond Corporation
Form 40–F for the Fiscal Year Ended January 31, 2009
Filed April 23, 2009
File No. 001–33838

Dear Mr. Schwall:

As requested in your letter to Harry Winston Diamond Corporation (the “Company”) dated January 28, 2010, please find below a detailed response to your comments. We have incorporated each of your comments, followed by our response.

Form 40–F for the Fiscal Year Ended January 31, 2009

General

Comment 1

The file number printed on the cover of your current and periodic reports on Forms 6–K and 40–F should be 001–33838. This number had been assigned in conjunction with your filing of the Form 8–A on November 15, 2007.

Our response: Further to your comment, we have amended our file number reference to 001– 33838 with our Form 6–K filing for the period ended April 30, 2009, filed on June 4, 2009, and onwards.

Disclosure controls and procedures, page 5

Comment 2

Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Exchange Act Rule 13a–15(e), are effective. Rule 13a–15(e) provides that the term “disclosure controls and procedures” means controls and other procedures of an issuer that are “designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time frames specified in the Commission’s rules and forms.” Rule 13a–15(e) also provides that disclosure controls and procedures

“include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer…is accumulated and communicated to the issuer’s management…as appropriate to allow timely decisions regarding required disclosure.” In future filings, please revise your disclosure to clarify whether your disclosure controls and procedures, as defined under Rule 13a–15(e), were effective as of the end of the relevant period.

Our response: Further to your comment, we will include in our Form 40–F for the Fiscal Year Ended January 31, 2010 that “disclosure controls and procedures” are designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure and that those aspects of internal controls were effective as of January 31, 2010.

Comment 3

You disclose that a control system, no matter how well conceived, can at best provide “reasonable, not absolute assurance” but do not then provide that your disclosure controls and procedures were effective at the “reasonable assurance” level. Please clarify, if true, whether the principal executive and principal financial officer concluded that the disclosure controls and procedures were, in fact, effective at the “reasonable assurance” level. Refer to Section II.F.4. of SEC Release 33–8238.

Our response: Further to your comment, the Company’s Chief Executive Officer and Chief Financial Officer did conclude that the disclosure controls and procedures were, in fact, effective at a reasonable assurance level as of January 31, 2009. We will include this wording in our future Form 40–F filings.

Management’s Report on Internal Control Over Financial Reporting, page 5

Comment 4

We note your disclosure that your officers certify that they have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable. Please clarify, if true, whether management’s report also addresses the effectiveness of your “internal control over financial reporting” as such term is defined in Exchange Act Rule 13a–15(f). See Form 40–F General Instruction B(6)(c).

Our response: Further to your comment, the Company would like to clarify our definition of internal control over financial reporting as a process designed by, or under the supervision of, the Company’s executive and principal financial officers, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

a.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b.

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

c.

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

We would like to confirm it is true that the principal executive and principal financial officer concluded that the disclosure controls and procedures were, in fact, effective at the reasonable assurance level in accordance with the definition quoted above.

Exhibit 99.6

Financial Statements

Note 2 Significant Accounting Policies

(h) Capital Assets, page 35

Comment 5

We note your disclosure explaining that in computing depreciation and amortization you apply the units–of–production method to amounts capitalized for the Diavik Diamond Mine, based on “…carats of diamonds recovered during the period relative to the proven and probable ore reserves of the ore deposit being mined or to the total ore deposit.” Please clarify whether the aggregate units to which production units are being compared in your computation of DD&A under this method are estimates of in–place or recoverable reserves. Please also advise us of the extent to which you are using estimates of measured, indicated and inferred resources in addition to estimates of proven and probable reserves in computing DD&A.

Our response: Further to your comment, our ore reserves are classified only into the categories of proven and probable and ore resources are classified into the categories of indicated and inferred. Our proven and probable reserves take into account all mining and processing dilution and therefore are equal to recoverable reserves. The Company does not include estimates of indicated or inferred resources in computing DD&A.

Exhibit 99.7

Differences between Canadian and United States Generally Accepted Accounting Principles

General

Comment 6

It appears that the amounts in your various tabular presentations under this heading should be identified as $1,000’s of dollars to be consistent with the presentation in your primary financial statements.

Our response: Further to your comment, we will add the wording “tabular amounts in thousands of United States dollars” with our January 31, 2010 “Differences between Canadian and United States Generally Accepted Accounting Principles” reconciliation.

(a) Mining Assets

Comment 7

We note your disclosure indicating the GAAP difference of $67,272,000 in your mining assets may be attributable to costs of unproved properties capitalized prior to an accounting policy change in 1999. Please clarify whether we properly understand your disclosure and if so submit further details concerning the nature of such costs and the reasons you believe those amounts were properly capitalized prior to 1999 and remain properly capitalized under your current policy if that is your view. Please also indicate the extent to which these costs would be properly reported as mineral rights acquisition costs, and for those amounts identify the rights you acquired and describe the status of the property interests on the date of acquisition and subsequently.

Our response: Further to your comment, we would like to clarify our accounting for costs of unproved properties capitalized prior to 1999. All pre–1999 mineral property costs capitalized for Canadian GAAP purposes were fully expensed for US GAAP purposes in the fiscal year ended January 31, 2000. The January 31, 2009 US GAAP mining assets balance of $739,086,000 does not include any pre–1999 mineral property costs.

Closing Comments

We hereby confirm to you the Company’s acknowledgement of the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you. If you have any further questions, please contact me at (416) 205–4386.

Sincerely,

Harry Winston Diamond Corporation

/s/ Alan S. Mayne
Alan S. Mayne
Chief Financial Officer

cc: Ms. Joanna Lam